Thank you for your patience as we organized all the ducks. The next step is for me to get firm commitments from our core investors by January 31. Core investors will each invest $25k or more and will "seed" the Community Round to help us kick it off with a lot of momentum at launch. (We're also working on some cool perks for different levels, including one at $25k+.)

To learn more about Recompose, please take a look at our deck (attached) and video (below):

Vimeo: https://vimeo.com/789144670
Password: Recompose

As well, here are a few details about the raise:

Raise type: Community Round aka Regulation Crowdfunding
Raise platform: Wefunder
Total raise: $5,000,000
Minimum investment: $1000
Type of share: Preferred Equity
Share price: $4.7066

Let me know if you're interested in joining Recompose as a core investor. And thank you very much for your consideration.

Best,
Katrina